UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2003 (2)	File No.: 0-11378

TRANSGLOBE ENERGY CORPORATION
(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20F or Form 40F

Form 20F ☒        Form 40F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________ .

FORM 6K	Page 2

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Form 27 - Report dated November 13, 2003 - Press Release dated November 13, 2003
99.2	Press Release dated November 13, 2003 - TransGlobe Energy Corporation Announces 2003 Third Quarter Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: November 14, 2003	By:	/s/ David Ferguson
David C. Ferguson
Vice President & C.F.O.